

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2025

Theologos Pagiaslis
Chief Financial Officer
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus

Re: Robin Energy Ltd.
Draft Registration Statement on Form F-3
Submitted April 16, 2025
CIK No. 0002039060

Dear Theologos Pagiaslis:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Finnbarr Murphy